July 25, 2011
Via EDGAR and Facsimile (202) 772-9220
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-173191) of American Midstream Partners, LP, a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     As representatives of the several underwriters of American Midstream Partners, LP’s proposed initial public offering of up to 4,312,500 common units representing limited partner interests, we hereby join American Midstream Partners, LP’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on July 26, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of American Midstream Partners, LP, dated July 15, 2011, through the date hereof:
Preliminary Prospectus dated July 15, 2011
5,732 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

For themselves and the other several Underwriters

By:

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alan Boswell

Name: Alan Boswell
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz

Name: Richard A. Diaz
Title: Authorized Signatory